UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69849

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TortoiseEcofin Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6363 College Blvd., Suite 100A
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Behrens	(913) 890-2179	bbehrens@tortoiseecofin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Behrens, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TortoiseEcofin Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial and Operations Principal

[signature]
Notary Public

ANGELA M. BRINCEFIELD
Notary Public - State of Kansas
My Appointment Expires 07-22-24

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
700 Nicollet Mall
Suite 500
Minneapolis, MN 55402

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of TortoiseEcofin Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TortoiseEcofin Securities, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 25, 2022

TortoiseEcofin Securities, LLC

Statement of Financial Condition

		December 31, 2021
Assets		
Cash and cash equivalents	$	4,532,395
Affiliated marketing services and placement agent fees receivable		288,263
Affiliated distribution and service fees receivable		26,728
Prepaid expenses		39,958
Other assets		4,374
Total assets	$	4,891,718
Liabilities and member's equity		
Accounts payable	$	68,204
Accrued employee compensation and benefits		789,839
Payable to affiliated entities		984,563
Total liabilities		1,842,606
Member's equity:		
Contributed capital		11,745,075
Accumulated deficit		(8,695,963)
Total member's equity		3,049,112
Total liabilities and member's equity	$	4,891,718

See accompanying Notes to Financial Statement.

TortoiseEcofin Securities, LLC

Notes to Financial Statement

December 31, 2021

1. Organization

TortoiseEcofin Securities, LLC (formerly known as Tortoise Securities, LLC, the "Company") was organized on August 15, 2016, and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a FINRA member firm. The Company is a wholly owned subsidiary of TortoiseEcofin Investments, LLC (formerly known as Tortoise Investments, LLC, "TortoiseEcofin Investments"). The Company's new member application was approved by the Financial Industry Regulatory Authority ("FINRA") on April 20, 2017 (Commencement of Operations) and a Continuing Member Application related to a change in majority ownership of Tortoise Investments was approved by FINRA on May 10, 2018. On January 31, 2018, LM Tortoise Holdings LLC, a newly formed entity controlled by Lovell Minnick Partners ("Lovell Minnick") acquired a majority ownership stake in Tortoise Investments through its purchase of approximately 67% of ownership interest from Montage Investments, LLC and other members (the "LMP Transaction"). On January 31, 2018, TortoiseEcofin Parent Holdco LLC (formerly known as Tortoise Parent Holdco LLC, "TortoiseEcofin Parent") was formed as a wholly owned subsidiary of TortoiseEcofin Investments and TortoiseEcofin Borrower LLC (formerly known as Tortoise Borrower LLC, "TortoiseEcofin Borrower") was formed as a wholly owned subsidiary of Tortoise Parent. At the time of closing of the LMP Transaction, the Company's ownership interest was distributed to TortoiseEcofin Borrower.

The Company operates as a limited-purpose broker-dealer that (1) provides wholesaling services for mutual funds and exchange traded funds offered by affiliated investment advisers and (2) serves as a placement agent of securities of private investment funds offered by affiliated investment advisers on a best-efforts basis.

As of the date these financial statements were issued, the outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity, and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to our performance and financial results.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may impact the financial statements and accompanying notes at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments that are readily convertible to known amounts of cash to be cash equivalents. At December 31, 2021, cash and cash equivalents consisted of operating deposit accounts and money market funds.

Distribution and Service Fee Revenue

Distribution and service fee revenue includes payments under 12b-1 fee and contingent deferred sales charge ("CDSC") fee arrangements from affiliated investment products. Distribution and service fee revenue is recognized on an accrual basis and is gross of any third-party distribution and service fee payments made. Revenue related to 12b-1 fees are recognized over time and are based on the net asset values of the affiliated investment products. CDSC fees are recognized upon redemption of certain shares of the affiliated investment products prior to stated holding periods are met.

Accounts Receivable and Revenue Recognition

Marketing services and placement agent revenue is determined under terms of written agreements with affiliates. These fees are recognized upon satisfaction of the stated performance obligations (typically the successful introduction of new assets or purchase commitments) and are typically received on a monthly basis. See Note 5 for additional details. Accounts receivable are recorded at fair value and are unsecured. The Company provides an allowance for doubtful accounts based upon expected credit losses. The Company actively monitors its exposure to credit risk by monitoring the current status of accounts receivable and related collections. The Company recognized no bad debt expense for the year ended December 31, 2021. Interest or finance fees are not calculated on accounts receivable.

Prepaid Expenses

Prepaid expenses generally consist of insurance premiums, subscriptions, FINRA renewal fees and other services that are paid in advance of the period they cover.

Income Taxes

Income taxes are not payable by the Company or provided for in the Company's financial statements. The Company is a single-member limited liability company and is considered a disregarded entity for tax purposes. As such, the Company's income or loss is reported by the member and taxes, if any, are the liability of the member.

The Company recognizes tax benefits of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the technical merits of the tax position. The Company's policy is to record interest and penalties on uncertain tax positions as part of interest expense. The Company has reviewed all open tax years and major jurisdictions and concluded that there is no tax liability relating to uncertain income tax positions taken or expected to be taken on a tax return. Tax years subsequent to December 31, 2018, remain open to examination by federal and state tax authorities.

3. Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's financial instruments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Other significant observable inputs (quoted prices for similar instruments, market corroborated inputs, etc.)

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of instruments)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. As of, and for the year ended December 31, 2021, the Company classified all of its cash equivalents as Level 1. Transfers between levels are determined at the end of the period in which the transfer is completed. For the year ended December 31, 2021, there were no transfers between levels and the Company held no Level 2 or Level 3 assets.

4. Employee Compensation and Benefits

Employee compensation and benefits consist of base salaries, incentive compensation, and employer-paid insurance for employees of the Company. The Company participated in the TortoiseEcofin Investments 401(k) Plan during the year ended December 31, 2021, which covered substantially all employees. Employees may contribute a portion of their compensation to the plan in accordance with Internal Revenue Service limits. The Company may make a discretionary matching contribution equal to a uniform percentage of the participants' salary deferrals.

5. Related Party Transactions

Effective July 1, 2017, the Company entered into an open-end funds marketing services agreement with Tortoise Capital Advisors, L.L.C. ("TCA"), an affiliated investment adviser, for which the Company receives from TCA a fee equal to 25% of the expected annualized revenue to be received by TCA as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into a marketing services agreement with Tortoise Index Solutions, LLC ("TIS"), an affiliated investment adviser, for which the Company receives from TIS a fee equal to 25% of the expected annualized revenue to be received by TIS as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from TCA a fee based on assets introduced to Tortoise Commingled MLP Fund, LLC ("Commingled Fund").

Effective July 1, 2017, the Company entered into a placement agent agreement with TCA, Tortoise SICAV Company ("Tortoise SICAV") and Lemanik Asset Management S.A., under which the Company offers shares of any class of any sub-fund issued by Tortoise SICAV to qualified investors on a private placement basis. The Company receives from TCA a fee based on assets introduced to Tortoise SICAV.

Effective January 1, 2020, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from TCA a fee based on assets introduced to Ecofin Tax-Advantaged Social Infrastructure Fund.

Effective June 2, 2020, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from TCA a fee based on assets introduced to Ecofin Education Opportunities Fund, LP. The agreement was assigned from TCA to Ecofin Advisors, LLC on September 1, 2020.

Effective April 22, 2021, the Company entered into a placement and marketing agent agreement with Ecofin Advisors, LLC for which the Company receives from Ecofin Advisors, LLC a fee based on assets introduced to Ecofin Direct Social Impact Fund III, LP.

The Company has agreements with certain affiliated open-end funds under which the Company receives payments of 12b-1 and CDSC fees incurred by the funds.

The Company has expense sharing agreements with certain affiliates pursuant to which the Company reimburses affiliates for its allocable share of expenses paid on its behalf.

TortoiseEcofin Securities, LLC

Notes to Financial Statement

December 31, 2021

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which defines net capital and aggregate indebtedness thresholds that the Company must meet. As of December 31, 2021, the Company is required to maintain minimum net capital of the greater of $5,000 and its ratio of aggregate indebtedness to net capital is limited to 15 to 1. At December 31, 2021, the Company had net capital of $2,995,739, which was $2,872,899 in excess of its required net capital of $122,840. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2022, the date the financial statements were available to be issued, and has determined that no items require recognition or disclosure.